PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SEC Mail Processing
Section

JUL 01 2009

Washington, DC
110

BY COURIER

No/Date: F|D1-248|26.6.09

Securities and Exchange Commission [redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA

09046448

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement of PPC S.A.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An announcement of PPC S.A.

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC S.A. informs that, as stated in the Chairman and CEO's presentation to the 7th Annual General Meeting of Shareholders on 25.06.09:

- the Pre-tax Profits, including cost savings of €90 million, amount to €621 million in the Budget for 2009
- based on the results of the first five months of 2009 and with the assumption that water inflows and the prices of liquid fuel will be at the budgeted levels for the remainder of the year, it is estimated that profitability will be improved compared to the budget and the EBITDA margin will be app. 26% compared to 21% in the budget.

Athens, June 26, 2009

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

No/Date : F/D1-243/25.6.09

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement of PPC S.A.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An announcement of PPC S.A.

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. announces that, the presentation and the speech of the Chairman and CEO, Mr Takis Athanasopoulos, to the Annual General Meeting of Shareholders, is available on the Company's web site (www.dei.gr).

Athens, 25-6-2009

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1-244/25.6.09

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement with the results of AGM.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An announcement with the results of AGM

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

RESULTS OF THE 7th ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF "PUBLIC POWER CORPORATION S.A."

"PUBLIC POWER CORPORATION SA" announces that, the 7th Annual General Meeting of the Shareholders, was held on Thursday, 25 June 2009, with a quorum of 55.9%. The following items were discussed and approved by the Annual General Meeting of Shareholders:

ITEM ONE: Approval of PPC S.A.'s stand alone and consolidated Financial Statements for the 7th fiscal year (from 1.1.2008 to 31.12.2008) as well as approval of the unbundled Financial Statements pursuant to article 20 of Law 3426/2005

ITEM TWO: Approval of non distribution of dividend for the fiscal year from 1.1.2008 to 31.12.2008.

ITEM THREE: Release of the members of the Board of Directors and of the chartered accountants from any responsibility for compensation concerning the fiscal year from 1.1.2008 to 31.12.2008 pursuant to article 35 of Codified Law 2190/1920.

ITEM FOUR: Ratification of appointment of the new members of the Board of Directors and their capacity.

ITEM FIVE: Amendment of the articles 10, 11, 12, 18, 20, 21, 23, 24, 25, 26, 30, 31, 32, 34, 35, 36 and abolition of chapter G - article 37 of the Articles of Incorporation.

ITEM SIX: Approval of the remuneration and compensation paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2008 to 31.12.2008 and pre-approval of the gross remuneration and compensation for the fiscal year from 1.1.2009 to 31.12.2009.

ITEM SEVEN: Appointment of chartered accountants for the fiscal year from 1.1.2009 to 31.12.2009 pursuant to articles 31 and 32 of the Articles of Incorporation of the Company and approval of the chartered accountants remuneration for the abovementioned fiscal year.

ITEM EIGHT: According to the provisions of L. 3693/2008 (art. 37), the General Assembly appoint Messrs Panagis Karellas, Michail Kefalogiannis and Georgios Mergos as the three members of the company's Audit Comittee, which are non-executive BoD members.

Athens, 25-6-2009